                                                                      EXHIBIT 12


                       CALCULATION OF RATIO OF EARNINGS
                           TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS


                           Fiscal         Fiscal       Fiscal        Fiscal        Fiscal
                         Year Ended     Year Ended   Year Ended    Year Ended    Year Ended   Six Months Ended
                         Dec. 1992      Sept. 1993   Sept. 1994    Sept. 1995    March 1996      Sept. 1996
                         ---------      ----------   ----------    -----------   ----------   ----------------
Interest                 $1,909,000    $4,173,000    $9,968,000    $11,205,000   $1,306,000       $  290,000

Preferred Dividends         206,000       263,000       240,000        240,000      327,000        2,946,000
                         ----------    ----------    ----------    -----------   ----------       ----------

Total Fixed Charges and   2,115,000     4,436,000    10,208,000     11,445,000    1,633,000        3,236,000
    Preferred Dividends (A)

Net Income (Loss)         (846,000)     (391,000)  (26,190,000)   (20,134,000)  (2,998,000)      (1,822,000)
                         ----------    ----------    ----------    -----------   ----------       ----------

Total Available to Cover  1,269,000     4,045,000  (15,982,000)    (8,689,000)  (1,365,000)        1,414,000
                         ----------    ----------    ----------    -----------   ----------       ----------
    Fixed Charges (B)

Ratio (B/A)                     .60           .91        (1.57)          (.76)        (.84)              .44
                                ===           ===        =====           ====         ====               ===



For each year shown: year ending 12/31/92, nine months ending 9/30/93, year ending 9/30/94 and 9/30/95, and the six months ending 3/31/96 as well as the six months ended 9/30/96, the registrant's ratio of earnings (loss) to fixed charges is less than one-to-one coverage and, therefore, earnings (loss) are inadequate to cover fixed charges. The following represents the dollar amount of the coverage deficiency:

                                  Total Fixed Charges        Total Available to
                              and Preferred Dividends (A)  Cover Fixed Charges (B) Coverage Deficiency (A-B)
                              ---------------------------  ----------------------- -------------------------
Fiscal Year Ended 12/31/92            $2,115,000                $1,269,000                  $846,000
Fiscal Year Ended 9/30/93              4,436,000                 4,045,000                   391,000
Fiscal Year Ended 9/30/94             10,208,000              (15,982,000)                26,190,000
Fiscal Year Ended 9/30/95             11,445,000               (8,689,000)                20,134,000
Fiscal Year Ended 3/31/96              1,633,000               (1,365,000)                 2,998,000
Six Months Ended 9/30/96               3,236,000                 1,414,000                 1,822,000